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Exhibit 99.5

Imperial Tobacco GROUP PLC ("the Company")

Directors' Interests

        Following achievement of the performance criterion in respect of the Fifth Annual Award made under the Imperial Tobacco Long Term Incentive Plan ("LTIP"), on 27 November 2003 the directors listed below were granted the following nil cost options over the Company's ordinary shares of 10 pence each.

        Under the terms of this LTIP award, vesting is on a sliding scale depending on Earnings Per Share ("EPS") achieved over the period of the award. No vesting occurs unless the Company's real EPS growth, after adjusting for inflation in the UK is positive. If real EPS growth exceeds 10 per cent, the award vests in full; between these thresholds vesting is on a straight line basis.

        In respect of the performance period for the Fifth Annual Award, the Company's real EPS growth, as confirmed by its Auditors, exceeded 10 per cent. Therefore the conditional award now vests in full.

        Vesting takes the form of a grant of a nil cost option exercisable at any time until the seventh anniversary of its date of grant.

Director	Award vesting/ options granted
Gareth Davis	61,871
Robert Dyrbus	38,214
David Cresswell	12,131
Bruce Davidson	15,932
Frank Rogerson	12,939

R C Hannaford
Company Secretary

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  Exhibit 99.5
Imperial Tobacco GROUP PLC ("the Company")